

Mail Stop 3561

June 25, 2007

Mr. Frank G. Pringle
Chief Executive Officer
Global Resource Corporation
408 Bloomfield Drive, Unit 3
West Berlin, NJ 08091

> **Re:** **Global Resource Corporation**
> **Form 8-K Filed September 27, 2006**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 18, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 11, 2007**
> **File No. 000-50944**

Dear Mr. Pringle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed September 27, 2006

1. We note the inclusion of pro forma financial information giving effect to the merger between Global Resource and Carbon Recovery Corporation; however, we do not see that you have provided separate financial statements of Carbon Recovery as required by Item 310(c) of Regulation S-B. Please revise the Form 8-K to file the necessary audited annual and unaudited interim financial statements of Carbon Recovery.

Form 10KSB for the year ended December 31, 2006

2.   You disclose on the cover page of this filing that it is a transition report for the period April 1, 2006 to December 31, 2006. When a shell merges with an operating company and adopts the fiscal year of the operating company, no transition report is required. The Form 10KSB that you filed should include financial statements as of December 31, 2006 and for each year in the two-year period then ended and the cumulative period from inception to December 31, 2006. Please amend the cover page and the content of the filing as necessary.

Report of Independent Registered Public Accounting Firm, page 16

3.   The auditor's report must also cover the cumulative period from July 19, 2002 (inception) to December 31, 2006. If your current auditor, Bagell, Josephs, Levine & Company, L.L.C., did not audit the financial statements for any periods prior to January 1, 2005 and will rely upon the work of other auditors with respect to the audit of the cumulative period, your current auditor should clarify that fact in its report and the other auditor's report(s) should be reissued and filed in the 10-KSB. The prior auditor's report will need to be redated to reflect the retroactive restatement giving effect to the reverse acquisition.

Form 10QSB for the three months ended March 31, 2007
Note 1 – Basis of Presentation and Nature of Business and Organization, page 7

4.   Please revise this Note to clarify the meaning of "pooling of interest" since the purchase method has become the only acceptable method of accounting for business combinations under GAAP. We presume you mean that Mobilestream Oil was retroactively consolidated in the issuer's financial statements since it and Global Resources are commonly-controlled entities. Please revise to disclose the amounts of revenue, net income and other items as applicable that were included in results of operations and other financial statements, as applicable, for the period(s) preceding the period in which the acquisition was recorded. For example, disclose the amount of Mobilestream Oil's revenue (if any) and net income that were added to results of operations for the three months ended March 31, 2006 and the cumulative period. Please provide this information in each subsequent filing on Forms 10QSB and 10KSB.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies